Mail Stop 4561

April 3, 2009

Mr. Maurizio Vecchione
President and Chief Executive Officer
CompuMed, Inc.
5777 West Century Blvd., Suite 360
Los Angeles, CA 90045

> **Re:** **CompuMed, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended September 30, 2008**
> **Filed December 30, 2008**
> **Form 10-Q for the Quarterly Period Ended December 31, 2008**
> **Filed February 17, 2009**
> **File No. 000-14210**

Dear Mr. Vecchione:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended September 30, 2008

Item 6. Management's Discussion and Analysis or Plan of Operation

Financial Condition, Liquidity and Capital Resources, page16

1.   We note that you do not provide a discussion of cash flows from operating
        activities. When preparing the discussion and analysis of operating cash flows,
        you should address material changes in the underlying drivers that affect these
        cash flows. These disclosures should also include a discussion of the underlying
        reasons for changes in working capital items that affect operating cash flows.
        Please tell us how you considered the guidance in Section IV.B.1 of SEC Release
        34-48960. Similar concerns apply to the disclosures in your Form 10-Q for the
        quarter ended December 31, 2008.

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note that your financial statements include a balance sheet as of September
        30, 2007; however, the audit report does not refer to this balance sheet. Please
        amend to revise the audit report. See Rule 2-02(a)(4) of Regulation S-X.

Statements of Cash Flows, page F-6

3.   Your disclosures on page 9 indicate that you finance equipment with a
        commercial leasing company and then rent the equipment to a physician. Please
        tell us whether the payments on capital lease obligations which are reflected as a
        cash flow from financing activities are related to this program. If so, tell us how
        you considered paragraph 24 of SFAS 95.

Notes to Financial Statements

Note A – Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

4.   Please tell us about your accounting for the ECG and OsteoCare rental programs
        and refer to the authoritative guidance that supports your accounting.

Note B – Income Taxes, page F-10

5.   We note your disclosures regarding FIN 48 on page F-11. Please tell us how you
        considered providing the disclosures required by paragraphs 20 and 21 of FIN 48.

Item 13. Exhibits

6.   We note that you did not file your Principal Financial Officer certification under
        Item 601(b)(31) of Regulation S-B. Please amend your filing to include this
        certification.

Exhibit 31.1

7.   We note that you filed your Principal Executive Officer certification under Item
        601(b)(31) of Regulation S-B. Please revise this certification to include the
        introductory language of paragraph 4 and the language of paragraph 4(b) of Item
        601(b)(31) of Regulation S-B.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Item 1. Financial Statements

Notes to Financial Statements

8.   Please tell us how you considered providing the disclosures required by paragraph
        32 of SFAS 157.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief